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                                                                      EXHIBIT 2

Contact:  Frank J. Bramanti, Executive Vice President
          HCC Insurance Holdings, Inc.
          (713) 690-7300

FOR IMMEDIATE RELEASE


                                     [LOGO]

                  HCC OFFERS TO ACQUIRE THE CENTRIS GROUP, INC.
                          FOR $13.25 PER SHARE IN CASH

HOUSTON (January 11, 1999) . . . Stephen L. Way, Chairman and Chief Executive Officer of HCC INSURANCE HOLDINGS, INC., (NYSE symbol: HCC) today announced that HCC has offered to acquire The Centris Group, Inc. ("Centris") (NYSE symbol:CGE) for $13.25 per share in cash. In a letter sent today, HCC has proposed to merge Centris with HCC on a negotiated basis. The HCC proposal is not subject to any due diligence condition or any financing contingencies. Additionally, HCC announced that it had acquired 911,200 shares or 7.79% of the Common Stock of Centris and that it had filed a Form 13D with the Securities and Exchange Commission.

Mr. Way stated that he had informed the Board of Directors of Centris of HCC's intent and requested a meeting with the Board of Centris as quickly as possible.

Mr. Way stated in his letter to the Centris Board that HCC believes the $13.25 per share offer was a full and fair price for Centris, representing a 40% premium over the average closing Centris price on the New York Stock Exchange for the previous 20 trading days and a 34%
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premium over the average closing Centris price on the New York Stock Exchange for the previous six months trading. He noted HCC was prepared to consider increasing its offer price to acquire Centris if it was demonstrated through the due diligence process that a higher cash price was justified.

Mr. Way further noted the offer was subject to customary conditions, negotiations of definitive agreements, and regulatory approvals, but not subject to any due diligence or financing conditions.

In proposing the transaction, Mr. Way advised the Centris Board that HCC "feels . . . strongly that such a transaction would result in significant strategic benefits for both companies."

HCC is an international insurance holding company with assets exceeding $1.5 billion and whose shares are traded on the NYSE (SYMBOL:HCC). Operations consist of property and casualty insurance companies which are rated A+ (SUPERIOR) by A.M. Best Company, insurance underwriting agencies, intermediaries and insurance related services, specializing in aviation, marine, offshore energy, property, workers' compensation, medical stop loss, accident and health insurance and reinsurance worldwide, with total premium exceeding $1.2 billion.

SHAREHOLDERS AND OTHERS ARE CAUTIONED THIS ANNOUNCEMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, STATEMENTS ABOUT THE CONSUMMATION OF A PROPOSED BUSINESS COMBINATION AND THE PRICE UPON WHICH SUCH CONSUMMATION MIGHT BE CONCLUDED. ALTHOUGH HCC BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD BE INACCURATE AND THERE CAN, THEREFORE, BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS INCLUDED

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HEREIN WILL PROVE ACCURATE. BECAUSE OF THE SIGNIFICANT UNCERTAINTIES INHERENT
IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY HCC OR ANY OTHER PERSON THAT THE OBJECTIVES AND PLANS OF HCC WILL BE ACHIEVED.

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